UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42616

Yuanbao Inc.

Building 2, No.8 Beichen West Road,
Chaoyang District, Beijing, 100101
The People’s Republic of China
+86 10 64849901
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Exhibit Index

Exhibit No.	Description

99.1	Yuanbao Inc. Announces Third Quarter 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yuanbao Inc.

	By:	/s/ Huirui Wan

	Name:	Huirui Wan
	Title:	Chief Financial Officer

Date: December 3, 2025